UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  March 2005

VICEROY EXPLORATION LTD.
(Name of Registrant)

Suite 520 - 700 West Pender Street
Vancouver, B.C.
Canada V6C 1G8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Annual Report for The Fiscal Year Ended December 31, 2004

99.1	Annual Report for The Fiscal Year Ended December 31, 2004 (PDF version for printing)

99.2	Annual Financial Statements for The Fiscal Year Ended December 31, 2004

99.3	Management's Discussion & Analysis for The Fiscal Year Ended December 31, 2004

99.4	Notice of Meeting

99.5	Information Circular

99.6	Proxy Statment

99.7	Return Card

99.8	52-109FT1 certificate for CEO

99.9	52-109FT1 certificate for CFO

99.10	Quebec Annual Filing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viceroy Exploration Ltd.
(Registrant)

Date: March 30, 2005	By:	/s/ Michele Jones
Michele A. Jones
Corporate Secretary